SingTel

06015919

31 July 2006

Securities and Exchange Commission
450 Fifth Street, N.W.
Washington
District of Colombia 20549
United States of America

SEC MAIL PROCESSING RECEIVED AUG 11 2006 WASH, D.C. 209 SECTION

SUPPL

Dear Sirs

SINGAPORE TELECOMMUNICATIONS LIMITED'S SUBMISSION TO SECURITIES AND EXCHANGE COMMISSION

Pursuant to Rule 12g3-2(b) of the U.S. Securities Exchange Act, we enclose the attached release by Singapore Telecommunications Limited to Singapore Exchange Securities Trading Limited and Australian Stock Exchange Limited for the period from 24 July 2006 to 28 July 2006.

Our SEC file number is 82-3622.

Yours faithfully

Lim Li Ching (Ms)
Assistant Company Secretary

PROCESSED
AUG 14 2006
THOMSON FINANCIAL

Encs

Singapore Telecommunications Limited
Company registration number: 199201624D
31 Exeter Road Comcentre #18-00
Singapore 239732
Tel: +65 6838 3388 Fax: +65 6732 8428
Email: contact@singtel.com Website: www.singtel.com

Miscellaneous

* Asterisks denote mandatory information

Name of Announcer *	SINGAPORE TELECOMMUNICATIONS LIMITED
Company Registration No.	199201624D
Announcement submitted on behalf of	SINGTEL
Announcement is submitted with respect to *	SINGTEL
Announcement is submitted by *	Chan Su Shan (Ms)
Designation *	Company Secretary
Date & Time of Broadcast	28-Jul-2006 18:35:36
Announcement No.	00133

>> Announcement Details

The details of the announcement start here ...

Announcement Title *	Resolutions passed at the 14th Annual General Meeting and Extraordinary General Meetings
Description	
Attachments:	ann-resospassedatagmegms.pdf Total size = **20K** (2048K size limit recommended)

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SINGAPORE TELECOMMUNICATIONS LIMITED
(Incorporated in the Republic of Singapore)
Company Registration Number: 199201624D

ANNOUNCEMENT PURSUANT TO CLAUSE 704(14) OF THE SGX LISTING MANUAL

RESOLUTIONS PASSED AT THE 14TH ANNUAL GENERAL MEETING ("AGM") AND EXTRAORDINARY GENERAL MEETINGS ("EGMs")

Singapore Telecommunications Limited ("SingTel") is pleased to announce, in accordance with Clause 704(14) of the Listing Manual of the Singapore Exchange Securities Trading Limited, that at SingTel's 14th AGM and the EGMs held today, each of the resolutions referred to in the Notices of the AGM and the EGMs dated 28 June 2006 was duly passed on a show of hands.

As part of SingTel's continuing efforts to enhance disclosures to shareholders, the proxy votes received for the 14th AGM and the EGMs are set out below for information:

	For	Against	Abstain	Votes at Proxy's Discretion
14th AGM				
Resolution 1 Adoption of Financial Statements, Directors' Report and Auditors' Report	2,964,535,585	15,440	236,650	51,635,351
Resolution 2 Declaration of a first and final dividend	3,395,186,618	15,969	198,880	51,634,946
Resolution 3 Re-election of Mr Graham John Bradley as Director	3,136,833,650	26,044,846	257,260	51,642,651
Resolution 4 Re-election of Mr Chumpol NaLamlieng as Director	3,136,784,278	26,092,908	258,570	51,642,651
Resolution 5 Re-election of Mr Lee Hsien Yang as Director	3,136,749,845	26,124,116	261,890	51,642,556
Resolution 6 Directors' fees	3,079,290,914	82,039,702	277,630	51,435,007
Resolution 7 Appointment of new Auditors and authority to the Directors to fix their remuneration	3,159,603,306	3,239,300	243,400	51,692,401

Lorinda Leung

From: Lim Li Ching
Sent: Friday, July 28, 2006 6:36 PM
To: Lorinda Leung; Zairani Bte Ahmed; Foo Yen Yen; Lee Bee Chin; Ong Winn Nie
Subject: FW: SGX Corporate Announcements :: MISCELLANEOUS

From: sgxnetadmin@sgx.com on behalf of SGX_Corporate_Announcement_System%SNETDO@sgx.com[SMTP:SGX_CORPORATE_ANNOUNCEMENT_SYSTEM%SNETDO@SGX.COM]
Sent: Friday, July 28, 2006 6:35:36 PM
To: sushan@singtel.com; liching@singtel.com
Subject: SGX Corporate Announcements :: MISCELLANEOUS
Auto forwarded by a Rule

Your Corporate Announcement submission has been received successfully. Please check your announcement at the SGX Website to ensure completeness and accuracy of the information sent.

Announcement details :-

=-=
Announcement Title :: MISCELLANEOUS
Announcement No. :: 00133
Submission Date & Time :: 28-Jul-2006 18:34:50
Broadcast Date & Time :: 28-Jul-2006 18:35:36
Company Name :: SINGTEL
Submitted By :: Chan Su Shan (Ms)
=-=

>> CLICK HERE for the full announcement details.

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Miscellaneous
* Asterisks denote mandatory information

Name of Announcer *	SINGAPORE TELECOMMUNICATIONS LIMITED
Company Registration No.	199201624D
Announcement submitted on behalf of	SINGTEL
Announcement is submitted with respect to *	SINGTEL
Announcement is submitted by *	Chan Su Shan (Ms)
Designation *	Company Secretary
Date & Time of Broadcast	28-Jul-2006 12:36:53
Announcement No.	00021

>> Announcement Details
The details of the announcement start here ...

Announcement Title *	Presentation - 14th Annual General Meeting (28 July 2006)
Description	Attached are the presentation materials for a presentation to be made by Mr Lee Hsien Yang, Group Chief Executive Officer of Singapore Telecommunications Limited ("SingTel"), at the 14th Annual General Meeting of SingTel to be held today at 3.00 p.m.
Attachments:	2006-AGMpresentation.pdf Total size = **750K** (2048K size limit recommended)

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14th Annual General Meeting

28th July 2006



Lee Hsien Yang

SingTel Group CEO

SingTel

SingTel: a major mobile operator in Asia

➢ Asia's largest group of mobile subscribers outside China

Total subscribers[1] **85m**








bharti
CITYCELL
TELKOMSEL
AIS
GLOBE TELECOM
SingTel
'yes' OPTUS









Overseas contribution:
- **75% of proportionate revenues**
- **68% of proportionate EBITDA**

1. As at March 2006

Outlook for current financial year

➢ SingTel: blue chip growth stock

SingTel	Free cash flow stable
'yes' OPTUS	Revenue to exceed overall market growth
Regional mobile	Double digit earnings growth

Double digit underlying earnings growth

Broad diversity of talent & experience in the Board



Chairman
Chumpol NaLamlieng

Group CEO
Lee Hsien Yang

- 6 out of 11 non-Singaporean directors
- 9 out of 11 independent directors

Non-executive directors



Graham Bradley · Paul Chan · Heng Swee Keat · Simon Israel · Tommy Koh



Deepak Parekh · John Morschel · Jackson Tai · Nicky Tan

SingTel

Earnings growth drives higher ordinary dividends

- S$1.7bn gross ordinary dividends

Underlying NPAT up 8% S$3.3bn



+8%
3,060
3,295
Underlying NPAT (S$ m)
FY05
FY06

Ordinary dividends up 25% 10¢



+25%
8
10
Dividend per share (cents)
FY05
FY06

SingTel

1. Dividends shown gross
2. Cash distribution as % of NPAT

Capital reduction enhances the value of SingTel shares

➢ enhancement of EPS

Before capital reduction

Earnings $$$$$$$$$$ $$$$$$$$$$

Number of shares

=

Earnings per share

$

After capital reduction – proforma based on FY06

Earnings $$$$$$$$$$ $$$$$$$$$$

Number of shares

=

Earnings per share

$

5%

SingTel

Capital reduction does not create odd lots

	Original shares	Loyalty shares	Capital reduction 2004	Capital reduction 2006	Resultant shares
1993 Group "A"	**600**	240	(60)	(30)	**750**
1996 ST-2	**500**	200	(50)	(30)	**620**
1,000 ordinary shares purchased in the open market	**1,000**	-	(70)	(40)	**890**

- **SingTel shares are traded in lots of 1,000/100/10**
- **Special brokerage fees of S$10[1] for odd lots from 30 Aug to 30 Sep 2006**

1. Excluding goods and services tax and SGX-ST clearing and access fees

SingTel

IPO shares – loyalty shares and capital distribution lower effective purchase price


Shareholder with 600 Group A shares (1993)
S$1.90 per share
Cost of investment reduced by loyalty shares and capital distribution
S$0.20 per share
S$
S$766
S$224
+ 240 free loyalty shares
- 60 shares 2004 capital reduction
- 30 shares 2006 capital reduction
1993 cost of investment
Dividends 1993-2006
Capital reduction 2004 & 2006
2006 net cost of investment


Shareholder of ST 2 shares (1996)
Cost per share
S$2.50
79¢
1996
2005

SingTel

Lorinda Leung

From: Lim Li Ching

Sent: Friday, July 28, 2006 12:37 PM

To: Lorinda Leung; Zairani Bte Ahmed; Foo Yen Yen; Lee Bee Chin; Ong Winn Nie

Subject: FW: SGX Corporate Announcements :: MISCELLANEOUS

From: sgxnetadmin@sgx.com on behalf of SGX_Corporate_Announcement_System%SNETDO@sgx.com[SMTP:SGX_CORPORATE_ANNOUNCEMENT_SYSTEM%SNETDO@SGX.COM]
Sent: Friday, July 28, 2006 12:36:53 PM
To: sushan@singtel.com; liching@singtel.com
Subject: SGX Corporate Announcements :: MISCELLANEOUS
Auto forwarded by a Rule

```
Your Corporate Announcement submission has been received successfully. Please
check your announcement at the SGX Website to ensure completeness and accuracy of
the information sent.

Announcement details :-

=-=-=-=-=-=-=-=-=-=-=-=-=-=-=-=-=-=-=-=-=-=-=-=-=-=-=-=-=-=-=-=-=-=-=-=-=
Announcement Title :: MISCELLANEOUS
Announcement No. :: 00021
Submission Date & Time :: 28-Jul-2006 12:35:50
Broadcast Date & Time :: 28-Jul-2006 12:36:53
Company Name :: SINGTEL
Submitted By :: Chan Su Shan (Ms)
=-=-=-=-=-=-=-=-=-=-=-=-=-=-=-=-=-=-=-=-=-=-=-=-=-=-=-=-=-=-=-=-=-=-=-=-=
```

>> CLICK HERE for the full announcement details.

ASX

AUSTRALIAN STOCK EXCHANGE

Australian Stock Exchange Limited
ABN 98 008 624 691
Exchange Centre
Level 4, 20 Bridge Street
Sydney NSW 2000

PO Box H224
Australia Square
NSW 1215

Telephone 61 2 9227 0334

Internet http://www.asx.com.au
DX 10427 Stock Exchange Sydney

FACSIMILE

Department: COMPANY ANNOUNCEMENTS OFFICE

DATE: 28/07/2006

TIME: 14:44:06

TO: SINGAPORE TELECOMMUNICATIONS LIMITED.

FAX NO: 0019-65-6738-3769

FROM: AUSTRALIAN STOCK EXCHANGE LIMITED - Company Announcements Office

SUBJECT: CONFIRMATION OF RECEIPT AND RELEASE OF ANNOUNCEMENT

MESSAGE:

We confirm the receipt and release to the market of an announcement regarding:

Presentation at 14th AGM on 28 July 2006

If ASX considers an announcement to be sensitive, trading will be halted for 10 minutes.
If your announcement is classified by ASX as sensitive, your company's securities will be placed into "pre-open" status on ASX's trading system. This means that trading in your company's securities is temporarily stopped, to allow the market time to assess the contents of your announcement. "Pre-open" is approx. 10 minutes for most announcements but can be 50 minutes (approx) for takeover announcements.

Once "pre-open" period is completed, full trading of the company's securities recommences.

PLEASE NOTE:
In accordance with Guidance Note 14 of ASX Listing Rules, it is mandatory to elodge announcements using ASX Online. Fax is available for emergency purposes and costs A$38.50 (incl. GST). The only fax number to use is **1900 999 279**.

From: ASX.Online@asx.com.au
Sent: Friday, July 28, 2006 12:44 PM
To: fooyenyen@singtel.com; lorindatsl@singtel.com; zairaniba@singtel.com; beechin@singtel.com; winnnie@singtel.com
Subject: SGT - ASX Online e-Lodgement - Confirmation of Release

Attachments: 356520.pdf

356520.pdf (750 KB)

ASX confirms the release to the market of Doc ID: 356520 as follows:
Release Time: 28-Jul-2006 14:44:03
ASX Code: SGT
File Name: 356520.pdf
Your Announcement Title: Presentation at 14th AGM on 28 July 2006

SEC File No: 82-3622

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Notice of a Director's (including a director who is a substantial shareholder) Interest and Change in Interest *

* Asterisks denote mandatory information

Name of Announcer *	SINGAPORE TELECOMMUNICATIONS LIMITED
Company Registration No.	199201624D
Announcement submitted on behalf of	SINGTEL
Announcement is submitted with respect to *	SINGTEL
Announcement is submitted by *	Chan Su Shan (Ms)
Designation *	Company Secretary
Date & Time of Broadcast	27-Jul-2006 17:55:16
Announcement No.	00075

>> Announcement Details

The details of the announcement start here ...

>> PART I [Please complete this part]

1.	Date of notice to issuer *	27-07-2006
2.	Name of Director *	Lee Hsien Yang

3. Please tick one or more appropriate box(es): *

- Notice of a Director's (including a director who is a substantial shareholder) Interest and Change in Interest. [Please complete Part II and IV]

>> PART II

1.	Date of change of Interest	25-07-2006
2.	Name of Registered Holder	RBC Dexia Trust Services Singapore Limited
3.	Circumstance(s) giving rise to the interest or change in interest	Open Market Purchase
	# Please specify details	

4. Information relating to shares held in the name of the Registered Holder

No. of Shares held before the change	10,596,744
As a percentage of issued share capital	0.0634 %
No. of Shares which are subject of this notice	724,310

(2048K size limit recommended)

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Print this page

Notice of a Director's (including a director who is a substantial shareholder) Interest and Change in Interest *

* Asterisks denote mandatory information

Name of Announcer *	SINGAPORE TELECOMMUNICATIONS LIMITED
Company Registration No.	199201624D
Announcement submitted on behalf of	SINGTEL
Announcement is submitted with respect to *	SINGTEL
Announcement is submitted by *	Chan Su Shan (Ms)
Designation *	Company Secretary
Date & Time of Broadcast	27-Jul-2006 17:55:16
Announcement No.	00075

>> Announcement Details

The details of the announcement start here ...

>> PART I [Please complete this part]

1.	Date of notice to issuer *	27-07-2006
2.	Name of Director *	Lee Hsien Yang

3. Please tick one or more appropriate box(es): *

- Notice of a Director's (including a director who is a substantial shareholder) Interest and Change in Interest. [Please complete Part II and IV]

>> PART II

1.	Date of change of Interest	25-07-2006
2.	Name of Registered Holder	RBC Dexia Trust Services Singapore Limited
3.	Circumstance(s) giving rise to the interest or change in interest	Open Market Purchase
	# Please specify details	

4. Information relating to shares held in the name of the Registered Holder

No. of Shares held before the change	10,596,744
As a percentage of issued share capital	0.0634 %
No. of Shares which are subject of this notice	724,310

(2048K size limit recommended)

Close Window

From: Lim Li Ching
Sent: Thursday, July 27, 2006 5:58 PM
To: Lorinda Leung; Zairani Bte Ahmed; Foo Yen Yen; Lee Bee Chin; Ong Winn Nie
Subject: FW: SGX Corporate Announcements :: NOTICE OF INTEREST/CHANGES IN INTEREST

From: sgxnetadmin@sgx.com on behalf of SGX_Corporate_Announcement_System%SNETDO@sgx.com[SMTP:SGX_CORPORATE_ANNOUNCEMENT_SYSTEM%SNETDO@SGX.COM]
Sent: Thursday, July 27, 2006 5:55:16 PM
To: sushan@singtel.com; liching@singtel.com
Subject: SGX Corporate Announcements :: NOTICE OF INTEREST/CHANGES IN INTEREST
Auto forwarded by a Rule

Your Corporate Announcement submission has been received successfully. Please check your announcement at the SGX Website to ensure completeness and accuracy of the information sent.

Announcement details :-

=-=
Announcement Title :: NOTICE OF INTEREST/CHANGES IN INTEREST
Announcement No. :: 00075
Submission Date & Time :: 27-Jul-2006 17:54:13
Broadcast Date & Time :: 27-Jul-2006 17:55:16
Company Name :: SINGTEL
Submitted By :: Chan Su Shan (Ms)
=-=

>> CLICK HERE for the full announcement details.

ASX
AUSTRALIAN STOCK EXCHANGE

Australian Stock Exchange Limited
ABN 98 008 624 691
Exchange Centre
Level 4 , 20 Bridge Street
Sydney NSW 2000

PO Box H224
Australia Square
NSW 1215

Telephone 61 2 9227 0334

Internet http://www.asx.com.au
DX 10427 Stock Exchange Sydney

FACSIMILE

Department: COMPANY ANNOUNCEMENTS OFFICE

DATE: 28/07/2006

TIME: 08:30:53

TO: SINGAPORE TELECOMMUNICATIONS LIMITED.

FAX NO: 0019-65-6738-3769

FROM: AUSTRALIAN STOCK EXCHANGE LIMITED - Company Announcements Office

SUBJECT: CONFIRMATION OF RECEIPT AND RELEASE OF ANNOUNCEMENT

MESSAGE:

We confirm the receipt and release to the market of an announcement regarding:

Change of Director's Interest Notice

If ASX considers an announcement to be sensitive, trading will be halted for 10 minutes.
If your announcement is classified by ASX as sensitive, your company's securities will be placed into "pre-open" status on ASX's trading system. This means that trading in your company's securities is temporarily stopped, to allow the market time to assess the contents of your announcement. "Pre-open" is approx. 10 minutes for most announcements but can be 50 minutes (approx) for takeover announcements.

Once "pre-open" period is completed, full trading of the company's securities recommences.

PLEASE NOTE:
In accordance with Guidance Note 14 of ASX Listing Rules, it is mandatory to elodge announcements using ASX Online. Fax is available for emergency purposes and costs A$38.50 (incl. GST). The only fax number to use is **1900 999 279.**

From: ASX.Online@asx.com.au
Sent: Friday, July 28, 2006 6:31 AM
To: fooyenyen@singtel.com; lorindatsl@singtel.com; zairaniba@singtel.com; beechin@singtel.com; winnnie@singtel.com
Subject: SGT - ASX Online e-Lodgement - Confirmation of Release

Attachments: 356169.pdf

356169.pdf (125 KB)

ASX confirms the release to the market of Doc ID: 356169 as follows:
Release Time: 28-Jul-2006 08:30:43
ASX Code: SGT
File Name: 356169.pdf
Your Announcement Title: Notice of Interest of Director

Lorinda Leung

From: Lim Li Ching

Sent: Thursday, July 27, 2006 5:58 PM

To: Lorinda Leung; Zairani Bte Ahmed; Foo Yen Yen; Lee Bee Chin; Ong Winn Nie

Subject: FW: SGX Corporate Announcements :: NOTICE OF INTEREST/CHANGES IN INTEREST

From: sgxnetadmin@sgx.com on behalf of SGX_Corporate_Announcement_System% SNETDO@sgx.com[SMTP:SGX_CORPORATE_ANNOUNCEMENT_SYSTEM%SNETDO@SGX.COM]
Sent: Thursday, July 27, 2006 5:55:16 PM
To: sushan@singtel.com; liching@singtel.com
Subject: SGX Corporate Announcements :: NOTICE OF INTEREST/CHANGES IN INTEREST
Auto forwarded by a Rule

Your Corporate Announcement submission has been received successfully. Please check your announcement at the SGX Website to ensure completeness and accuracy of the information sent.

Announcement details :-

=-=
Announcement Title :: NOTICE OF INTEREST/CHANGES IN INTEREST
Announcement No. :: 00075
Submission Date & Time :: 27-Jul-2006 17:54:13
Broadcast Date & Time :: 27-Jul-2006 17:55:16
Company Name :: SINGTEL
Submitted By :: Chan Su Shan (Ms)
=-=

>> CLICK HERE for the full announcement details.

Lorinda Leung

From: ASX.Online@asx.com.au
Sent: Friday, July 28, 2006 6:31 AM
To: fooyenyen@singtel.com; lorindatsl@singtel.com; zairaniba@singtel.com; beechin@singtel.com; winnnie@singtel.com
Subject: SGT - ASX Online e-Lodgement - Confirmation of Release

Attachments: 356169.pdf

356169.pdf (125 KB)

ASX confirms the release to the market of Doc ID: 356169 as follows:
Release Time: 28-Jul-2006 08:30:43
ASX Code: SGT
File Name: 356169.pdf
Your Announcement Title: Notice of Interest of Director

Rule 3.19A.2

Appendix 3Y

Change of Director's Interest Notice

Information or documents not available now must be given to ASX as soon as available. Information and documents given to ASX become ASX's property and may be made public.

Introduced 30/9/2001.

Name of entity	Singapore Telecommunications Limited
ABN	ARBN No. 096 701 567

We (the entity) give ASX the following information under listing rule 3.19A.2 and as agent for the director for the purposes of section 205G of the Corporations Act.

Name of Director	Lee Hsien Yang
Date of last notice	13 July 2006

Part 1 - Change of director's relevant interests in securities

In the case of a trust, this includes interests in the trust made available by the responsible entity of the trust

Direct or indirect interest	Indirect
Nature of indirect interest (including registered holder) Note: Provide details of the circumstances giving rise to the relevant interest.	Dexia Trust Services Singapore Limited ("Dexia") is the trustee of a trust established to purchase shares in Singapore Telecommunications Limited ("SingTel") for the benefit of eligible SingTel employees under the SingTel Executives' Performance Share Plan and the SingTel Performance Share Plan. Dexia currently holds 11,321,054 SingTel shares pursuant to the trust. The SingTel shares purchased by Dexia pursuant to the trust are held for the benefit of all such eligible employees and vest in such employees subject to meeting performance hurdles detailed in the respective award letters. Under the Singapore Companies Act, Lee Hsien Yang is deemed to be interested in the SingTel shares held by Dexia pursuant to the trust
Date of change	25 July 2006

+ See chapter 19 for defined terms.

Date of change	
No. and class of securities to which interest related prior to change Note: Details are only required for a contract in relation to which the interest has changed	
Interest acquired	
Interest disposed	
Value/Consideration Note: If consideration is non-cash, provide details and an estimated valuation	
Interest after change	

Note : Lee Hsien Yang has been awarded up to 5,073,772 ordinary shares in SingTel pursuant to the SingTel Performance Share Plan, subject to certain performance conditions being met and other terms and conditions.

+ See chapter 19 for defined terms.

Rule 3.19A.2

Appendix 3Y

Change of Director's Interest Notice

Information or documents not available now must be given to ASX as soon as available. Information and documents given to ASX become ASX's property and may be made public.

Introduced 30/9/2001.

Name of entity	Singapore Telecommunications Limited
ABN	ARBN No. 096 701 567

We (the entity) give ASX the following information under listing rule 3.19A.2 and as agent for the director for the purposes of section 205G of the Corporations Act.

Name of Director	Lee Hsien Yang
Date of last notice	13 July 2006

Part 1 - Change of director's relevant interests in securities

In the case of a trust, this includes interests in the trust made available by the responsible entity of the trust

Direct or indirect interest	Indirect
Nature of indirect interest (including registered holder) Note: Provide details of the circumstances giving rise to the relevant interest.	Dexia Trust Services Singapore Limited ("Dexia") is the trustee of a trust established to purchase shares in Singapore Telecommunications Limited ("SingTel") for the benefit of eligible SingTel employees under the SingTel Executives' Performance Share Plan and the SingTel Performance Share Plan. Dexia currently holds 11,321,054 SingTel shares pursuant to the trust. The SingTel shares purchased by Dexia pursuant to the trust are held for the benefit of all such eligible employees and vest in such employees subject to meeting performance hurdles detailed in the respective award letters. Under the Singapore Companies Act, Lee Hsien Yang is deemed to be interested in the SingTel shares held by Dexia pursuant to the trust
Date of change	25 July 2006

+ See chapter 19 for defined terms.

E :FORMS/ASX/APP3Y-BG(270706)

Date of change	
No. and class of securities to which interest related prior to change Note: Details are only required for a contract in relation to which the interest has changed	
Interest acquired	
Interest disposed	
Value/Consideration Note: If consideration is non-cash, provide details and an estimated valuation	
Interest after change	

Note : Lee Hsien Yang has been awarded up to 5,073,772 ordinary shares in SingTel pursuant to the SingTel Performance Share Plan, subject to certain performance conditions being met and other terms and conditions.

+ See chapter 19 for defined terms.

DECLARATION FORM

Attention:	The Company Secretary *Singapore Telecommunications Limited/ [name of subsidiary(ies) of Singapore Telecommunications Limited] *[*delete/complete accordingly]*	Name of Director	: Lee Hsien Yang
		Address	: 14A Caldecott Close S 299123
		Date	: 27 July 2006

NOTICE OF A DIRECTOR'S INTERESTS IN SINGAPORE TELECOMMUNICATIONS LIMITED ("SingTel") AND ITS RELATED CORPORATIONS

1. I am a Director of *SingTel/a subsidiary(ies) of SingTel. *[*Delete whichever is inapplicable]*

2. In compliance with Sections 165 and 166 of the Companies Act, Cap. 50, I hereby give notice of the particulars set out in *Part I/Part II/Part III/Part IV attached. *[*Delete whichever is inapplicable]*

Signature of Director : [signature]

* Pursuant to the SingTel Corporate Governance Code, top management members who are not directors of a subsidiary of SingTel are also required to make this declaration, which will be reported to President but not the Singapore Exchange Securities Trading Limited.

ASX
AUSTRALIAN STOCK EXCHANGE

Australian Stock Exchange Limited
ABN 98 008 624 691
Exchange Centre
Level 4 , 20 Bridge Street
Sydney NSW 2000

PO Box H224
Australia Square
NSW 1215

Telephone 61 2 9227 0334

Internet http://www.asx.com.au
DX 10427 Stock Exchange Sydney

FACSIMILE
Department: COMPANY ANNOUNCEMENTS OFFICE

DATE: 28/07/2006

TIME: 08:30:53

TO: SINGAPORE TELECOMMUNICATIONS LIMITED.

FAX NO: 0019-65-6738-3769

FROM: AUSTRALIAN STOCK EXCHANGE LIMITED - Company Announcements Office

SUBJECT: CONFIRMATION OF RECEIPT AND RELEASE OF ANNOUNCEMENT

MESSAGE:

We confirm the receipt and release to the market of an announcement regarding:

Notice of Interest of Director

If ASX considers an announcement to be sensitive, trading will be halted for 10 minutes.
If your announcement is classified by ASX as sensitive, your company's securities will be placed into "pre-open" status on ASX's trading system. This means that trading in your company's securities is temporarily stopped, to allow the market time to assess the contents of your announcement. "Pre-open" is approx. 10 minutes for most announcements but can be 50 minutes (approx) for takeover announcements.

Once "pre-open" period is completed, full trading of the company's securities recommences.

PLEASE NOTE:
In accordance with Guidance Note 14 of ASX Listing Rules, it is mandatory to elodge announcements using ASX Online. Fax is available for emergency purposes and costs A$38.50 (incl. GST). The only fax number to use is **1900 999 279**.

Lorinda Leung

From: ASX.Online@asx.com.au
Sent: Friday, July 28, 2006 6:31 AM
To: fooyenyen@singtel.com; lorindatsl@singtel.com; zairaniba@singtel.com; beechin@singtel.com; winnnie@singtel.com
Subject: SGT - ASX Online e-Lodgement - Confirmation of Release

Attachments: 356170.pdf

356170.pdf (36 KB)

ASX confirms the release to the market of Doc ID: 356170 as follows:
Release Time: 28-Jul-2006 08:30:44
ASX Code: SGT
File Name: 356170.pdf
Your Announcement Title: Appendix 3Y

ASX

AUSTRALIAN STOCK EXCHANGE

Australian Stock Exchange Limited
ABN 98 008 624 691
Exchange Centre
Level 4 , 20 Bridge Street
Sydney NSW 2000

PO Box H224
Australia Square
NSW 1215

Telephone 61 2 9227 0334

Internet http://www.asx.com.au
DX 10427 Stock Exchange Sydney

FACSIMILE

Department: COMPANY ANNOUNCEMENTS OFFICE

DATE: 28/07/2006

TIME: 08:30:53

TO: SINGAPORE TELECOMMUNICATIONS LIMITED.

FAX NO: 0019-65-6738-3769

FROM: AUSTRALIAN STOCK EXCHANGE LIMITED - Company Announcements Office

SUBJECT: CONFIRMATION OF RECEIPT AND RELEASE OF ANNOUNCEMENT

MESSAGE:

We confirm the receipt and release to the market of an announcement regarding:

Notice of Interest of Director

If ASX considers an announcement to be sensitive, trading will be halted for 10 minutes.
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Miscellaneous	
* Asterisks denote mandatory information	

Name of Announcer *	SINGAPORE TELECOMMUNICATIONS LIMITED
Company Registration No.	199201624D
Announcement submitted on behalf of	SINGTEL
Announcement is submitted with respect to *	SINGTEL
Announcement is submitted by *	Chan Su Shan (Ms)
Designation *	Company Secretary
Date & Time of Broadcast	25-Jul-2006 07:30:53
Announcement No.	00006

>> Announcement Details

The details of the announcement start here ...

Announcement Title *	News Release - SingTel appoints lead arrangers for a three-year syndicated term loan facility
Description	
Attachments:	NR-240706.pdf Total size = **68K** (2048K size limit recommended)

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SingTel

News Release

SingTel appoints lead arrangers for a three-year syndicated term loan facility

Singapore, 24 July 2006 – Singapore Telecommunications Limited ("SingTel") wishes to announce that it has appointed Citigroup Global Markets Singapore Pte Ltd and DBS Bank Ltd as lead arrangers for a three-year syndicated term loan facility of S$650 million.

The facility will be used for general corporate purposes.

~~~~~~~~
~~~~~~~~

Lorinda Leung

From: Lim Li Ching
Sent: Tuesday, July 25, 2006 7:31 AM
To: Lorinda Leung; Zairani Bte Ahmed; Foo Yen Yen; Lee Bee Chin; Ong Winn Nie
Subject: FW: SGX Corporate Announcements :: MISCELLANEOUS

From: sgxnetadmin@sgx.com on behalf of SGX_Corporate_Announcement_System%SNETDO@sgx.com[SMTP:SGX_CORPORATE_ANNOUNCEMENT_SYSTEM%SNETDO@SGX.COM]
Sent: Tuesday, July 25, 2006 7:30:53 AM
To: sushan@singtel.com; liching@singtel.com
Subject: SGX Corporate Announcements :: MISCELLANEOUS
Auto forwarded by a Rule

Your Corporate Announcement submission has been received successfully. Please check your announcement at the SGX Website to ensure completeness and accuracy of the information sent.

Announcement details :-

=-=
Announcement Title :: MISCELLANEOUS
Announcement No. :: 00006
Submission Date & Time :: 25-Jul-2006 07:30:12
Broadcast Date & Time :: 25-Jul-2006 07:30:53
Company Name :: SINGTEL
Submitted By :: Chan Su Shan (Ms)
=-=

>> CLICK HERE for the full announcement details.

ASX
AUSTRALIAN STOCK EXCHANGE

Australian Stock Exchange Limited
ABN 98 008 624 691
Exchange Centre
Level 4, 20 Bridge Street
Sydney NSW 2000

PO Box H224
Australia Square
NSW 1215

Telephone 61 2 9227 0334

Internet http://www.asx.com.au
DX 10427 Stock Exchange Sydney

FACSIMILE
Department: COMPANY ANNOUNCEMENTS OFFICE

DATE: 25/07/2006

TIME: 09:37:26

TO: SINGAPORE TELECOMMUNICATIONS LIMITED.

FAX NO: 0019-65-6738-3769

FROM: AUSTRALIAN STOCK EXCHANGE LIMITED - Company Announcements Office

SUBJECT: CONFIRMATION OF RECEIPT AND RELEASE OF ANNOUNCEMENT

MESSAGE:

We confirm the receipt and release to the market of an announcement regarding:

Appoints lead arrangers for 3-year syn term loan facility

If ASX considers an announcement to be sensitive, trading will be halted for 10 minutes.
If your announcement is classified by ASX as sensitive, your company's securities will be placed into "pre-open" status on ASX's trading system. This means that trading in your company's securities is temporarily stopped, to allow the market time to assess the contents of your announcement. "Pre-open" is approx. 10 minutes for most announcements but can be 50 minutes (approx) for takeover announcements.

Once "pre-open" period is completed, full trading of the company's securities recommences.

PLEASE NOTE:
In accordance with Guidance Note 14 of ASX Listing Rules, it is mandatory to elodge announcements using ASX Online. Fax is available for emergency purposes and costs A$38.50 (incl. GST). The only fax number to use is **1900 999 279**.

Lorinda Leung

From: ASX.Online@asx.com.au
Sent: Tuesday, July 25, 2006 7:38 AM
To: fooyenyen@singtel.com; lorindatsl@singtel.com; zairaniba@singtel.com; beechin@singtel.com; winnnie@singtel.com
Subject: SGT - ASX Online e-Lodgement - Confirmation of Release

Attachments: 354899.pdf

354899.pdf (68 KB)

ASX confirms the release to the market of Doc ID: 354899 as follows:
Release Time: 25-Jul-2006 09:37:25
ASX Code: SGT
File Name: 354899.pdf
Your Announcement Title: SingTel appoints lead arrangers for a three-year syndicated